Mail Stop 4561

May 14, 2007

Mr. Craig W. Yates
President and Chief Executive Officer
FMS Financial Corporation
3 Sunset Road
Burlington, New Jersey 08016

      Re: FMS Financial Corporation
                     Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Yates:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Accounting Branch Chief